CUSIP No. 152418109                                           Page 1 of 20 Pages


                       Securities and exchange commission
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)


                              CENTRAL BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    152418109
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 152418109                                          Page 2 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Financial Edge Fund, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS

    4     WC,OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              113,900
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                113,900
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          113,900
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES                                    [X]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.9%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 152418109                                          Page 3 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Financial Edge -- Strategic Fund, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS

    4     WC,OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              27,100
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                27,100
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,100
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES                                    [X]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.6%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 152418109                                          Page 4 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Goodbody/PL Capital, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS

    4     WC,OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              12,168
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                12,168
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,168
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES                                    [X]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.7%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 152418109                                          Page 5 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          PL Capital, LLC
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS

    4     AF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              141,000
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                141,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          141,000
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES                                    [X]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.5%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 152418109                                          Page 6 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Goodbody/PL Capital, LLC
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS

    4     AF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              12,168
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                12,168
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,168
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES                                    [X]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.7%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 152418109                                          Page 7 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          John Wm. Palmer
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS

    4     AF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              153,168
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                153,168
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          153,168
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES                                    [ ]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.3%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 152418109                                          Page 8 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Richard J. Lashley
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS

    4     AF, PF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               600
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              153,168
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              600
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                153,168
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          153,168
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES                                    [ ]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.3%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 152418109                                          Page 9 of 20 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          Richard Fates
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS

    4     PF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               500
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              500
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (9) EXCLUDES CERTAIN SHARES                                    [X]

--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          <0.1%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 152418109                                          Page 10 of 20 Pages

Item 1.   Security and Issuer

     This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; and Richard Fates. All of the filers of this Schedule 13D are collectively the "Group."

     This Schedule 13D relates to the common stock ("Common Stock") of Central Bancorp, Inc. (the "Company" or "Central Bancorp"). The address of the principal executive offices of the Company is 399 Highland Avenue, Somerville, MA 02144. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

     (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley and Mr. Richard Fates, with respect to the shares of Common Stock beneficially owned by them, as follows:

     (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

     (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

     (3) shares of Common Stock held by Mr. Lashley and Mr. Fates, as individuals.

     The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer and Lashley is investment management.

     The business address of Mr. Fates is BayState Financial Services, Six Kimball Lane, Lynnfield, MA 01940. The principal employment of Mr. Fates is financial planning. He was formerly the Regional President, Fleet/Bank Boston, Central Massachusetts Region.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 152418109                                          Page 11 of 20 Pages

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     In aggregate, the Group owns 154,268 shares, equal to 9.3% of the Common Stock of the Company.

     The amount of funds expended by Financial Edge Fund to acquire the 113,900 shares of Common Stock it holds in its name is $2,550,647. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Financial Edge Strategic to acquire the 27,100 shares of Common Stock it holds in its name is $621,611. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Goodbody/PL LP to acquire the 12,168 shares of Common Stock it holds in its name is $254,324. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Mr. Lashley to acquire the 600 shares of Common Stock he holds in his name is $15,250. Such funds were provided from Mr. Lashley's personal funds.

     The amount of funds expended by Mr. Fates to acquire the 500 shares of Common Stock he holds in his name is $12,947. Such funds were provided from Mr. Fates' personal funds.

     All purchases or sales of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 152418109                                          Page 12 of 20 Pages

Item 4.   Purpose of Transaction

     The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

     Members of the Group believe the Company's stock is undervalued, relative to its underlying franchise value, due in part to the Company's: (1) small market capitalization and illiquid stock; (2) infrequent use of stock buybacks;
(3) high efficiency ratio; and (4) below average return on equity. Members of the Group are concerned that Central Bancorp's stock price will remain permanently undervalued, relative to its franchise value, even if the factors noted above are addressed, because they believe the Company faces diminished prospects as a small thrift operating in a highly competitive market area.

     Despite Group members' concerns about Central Bancorp's long term prospects as an independent company, members of the Group believe that the Company is located in a highly desirable market area (metropolitan Boston) that is populated with larger and more profitable financial services organizations, some of which may be interested in acquiring the Company. Therefore, members of the Group believe that the optimal way to maximize the value of the Company's franchise, and dramatically increase shareholder value, is for the Board of Directors of Central Bancorp to pursue a sale of the Company to a larger financial services organization.

     Members of the Group note that there has been a recent increase in merger activity in the Boston metropolitan area. For example, on December 19, 2002, Bay State Bancorp (symbol: BYS) a Boston area thrift, announced it was being acquired by Seacoast Financial. The acquisition price equated to approximately 213% of Bay State's book value, 17x earnings and a 18% deposit premium. In June 2002, Medford Bancorp (ticker symbol: MDBK), a $1.4 billion asset thrift, announced it was being acquired by Citizens Financial. The announced cash acquisition price equated to approximately 250% of Medford's tangible book value, 18x earnings and a 14% deposit premium (see also Exhibit 9 to this Schedule 13D). On April 10, 2002, Massachusetts Fincorp (ticker symbol: MAFN), a $125 million asset thrift, announced that it was being acquired by Abington Bancorp for $28.00 in cash. That acquisition price equals approximately 160% of MAFN's tangible book value, 20x earnings and a 5% deposit premium. On February 27, 2002, Banknorth Group, a regional bank with operations in the Boston area, announced the acquisition of Ipswich Bancshares (ticker symbol: IPSW), a $320 million asset thrift based in Boston, for approximately 260% of book value, 15x earnings and 11% premium to deposits. Based upon that, and other recent merger transaction multiples, and PL Capital's understanding of the market area and the Company, it is the opinion of members of the Group that the Company could garner a takeover premium that would be attractive to shareholders and exceed any realistically attainable value that the Company might produce by remaining independent.

     On July 26, 2001, the CEO of the Company, John Doherty, agreed to meet with the principals of PL Capital at a mutually agreeable date in the near future. As of the filing date of this Schedule 13D, Mr. Doherty and the Board of the Company, other than Mr. Fates (a member of the Group) and Mr. Garrett Goodbody (formerly a member of the Group and

CUSIP No. 152418109                                          Page 13 of 20 Pages

formerly a Managing Member of Goodbody/PL LLC), have refused to meet with members of the Group.

     On July 31, 2001, the Group sent a letter to Mr. Doherty, a copy of which is attached as Exhibit 2. The Group's letter responded to a press release issued by the Company on July 26, 2001 and to public statements made by members of the Company to various news services. The letter discussed the Group's concern about what it believes to be various false and misleading statements contained in the Company's press release and called upon the Company to retract the Press Release, among other things. The Group's letter also called upon the Board members who currently serve as Trustees of the Company's ESOP to resign, in light of the assertions made in the Company's July 26th press release.

     On October 25, 2001, members of the Group sent a letter expressing their concerns about the financial results of the Company to Mr. Doherty, a copy of which is attached as Exhibit 3.

     On February 7, 2002 members of the PL Capital Group sent Mr. John Doherty, CEO of the Company and Mr. Joseph Doherty, Chairman of the Company (together, the "Doherty Group"), a letter, a copy of which is attached as Exhibit 4. The letter called upon John and Joseph Doherty to meet their public reporting obligations under the laws and regulations of the Securities and Exchange Commission (the "SEC"), by filing a Schedule 13D disclosing that: (1) the Dohertys are a group acting in concert with respect to their collective ownership of Central Bancorp and (2) the Doherty Group has an intention to acquire up to 20% of the Common Stock of the Company. The letter stated that the PL Capital Group intended to pursue legal action against the Dohertys if they did not properly file a Schedule 13D with the SEC. A copy of the letter was also provided to the corporate Secretary and outside members of the Company's Board of Directors so that they might evaluate the consequences of the Dohertys' actions on the Company.

     On February 22, 2002, members of the PL Capital Group sent the Doherty Group a letter, a copy of which is attached as Exhibit 5. The letter reiterated the PL Capital Group's earlier demand that the members of the Doherty Group meet their public reporting obligations and file a Schedule 13D disclosing matters previously not disclosed. On February 25, 2002, the Doherty Group filed an initial Schedule 13D disclosing the matters referred to in the letter sent by the PL Capital Group.

     On March 1, 2002, Richard Lashley sent a letter demanding access to and copies of the list of stockholders and certain other stockholder materials of the Company. A copy of that letter is attached as Exhibit 6. Certain of such materials were provided by the Company to Mr. Lashley on May 2, 2002. On May 22, 2002, Richard Lashley sent a letter to the Company requesting certain materials that were not provided. A copy of that letter is attached as Exhibit 7.

     On June 6, 2002, Mr. Lashley sent a letter to the Company notifying the Company of his intent to nominate Mr. Goodbody and Mr. Fates for election to the Company's Board of Directors at the next Annual Meeting of the Company, presently scheduled for September 30, 2002. A copy of that letter is attached as
Exhibit 8.

CUSIP No. 152418109                                          Page 14 of 20 Pages

     On June 14, 2002, Mr. Lashley sent a letter to the Company regarding opportunities to maximize shareholder value. A copy of that letter is attached as Exhibit 9. On July 12, 2002, the Group sent a letter to shareholders of the Company, stating the Group's intent to nominate Mr. Goodbody and Mr. Fates for election to the Board of Directors at the next Annual Meeting of the Company and urging shareholders to review the Group's proxy materials when they are received. A copy of that letter is attached as Exhibit 10.

     On October 1, 2002, following the convening of the Annual Meeting on September 30, 2002, Mr. Lashley and PL Capital filed a lawsuit against the Company and against each director of the Company. A copy of the complaint in that lawsuit is attached as Exhibit 11. The lawsuit was dismissed on December 12, 2002; Mr. Lashley and PL Capital believe that the lawsuit may be refiled and are pursuing options related to refiling.

     On October 25, 2002, the Company issued a press release announcing the final results of the election of directors at the Annual Meeting. The Company announced that shareholders had elected the PL Capital Group's nominees, Mr. Goodbody and Mr. Fates, to the Company's board of directors, and that two of the Company nominees, Messrs. Gilgun and Santini, were defeated. In a November 7, 2002 press release, Central Bancorp announced that the Company's board elected Messrs. Santini and Gilgun, the two nominees of the Company that Messrs. Goodbody and Fates had just defeated in the Central Bancorp election, to the board of Central Co-Operative Bank, the principal operating subsidiary of the Company. Messrs. Goodbody and Fates were not elected to the board of Central Co-Operative Bank.

     On January 16, 2003, Mr. Lashley and PL Capital sent a letter to the Board of Directors of the Company, demanding that the Board of Directors take prompt remedial action to appoint Messrs. Goodbody and Fates to the board of directors of Central Co-Operative Bank and correct the wrongdoing detailed in Counts II-IV of the attached amended complaint. A copy of the shareholder derivative demand letter is attached as Exhibit 12.

     On January 28, 2003, Central filed a complaint in the Federal District Court of Massachusetts against PL Capital and others. On January 31, 2003, PL Capital filed a complaint in Superior Court of the Commonwealth of Massachusetts against Central Bancorp and certain of its directors and Central Bancorp amended its complaint in Massachusetts Federal District Court. The Superior Court of the Commonwealth of Massachusetts granted PL Capital and others preliminary injunctive relief on February 3, 2003 preventing Central Bancorp from taking certain action. The Massachusetts Federal District Court entered an order setting a trial date in May, 2003 and extending the preliminary injunction granted by the State Court in favor of PL Capital and others until a decision on the merits by the Federal Court. On February 19, 2003, PL Capital responded to Central Bancorp's amended complaint and filed a counterclaim.

     On May 2, 2003, Mr. Garrett Goodbody, formerly a member of the Group, formerly a managing Member of Goodbody/PL LLC and formerly a Director of the Company, passed away.

     Members of the Group may make further purchases or sales of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by

CUSIP No. 152418109                                          Page 15 of 20 Pages

them, although they have no current intention to do so. Members of the Group may also, among other things, contact potential acquirers of the Company to encourage them to pursue merger discussions with the Company. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Company

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,662,433, reported as the number of outstanding shares as of February 12, 2003, on the Company's Form 10-Q filed February 14, 2003. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq, except as otherwise stated.

     (A)  Financial Edge Fund

          (a)-(b) See cover page.

          (c) Financial Edge Fund has made no purchases or sales of Common Stock in the last 60 days.

          (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

     (B)  Financial Edge Strategic

          (a)-(b) See cover page.

          (c) Financial Edge Strategic has made no purchases or sales of Common Stock in the last 60 days.

          (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 152418109                                          Page 16 of 20 Pages

     (C)  Goodbody/PL LP

          (a)-(b) See cover page.

          (c) Goodbody/PL LP has made no purchases or sales of Common Stock in the last 60 days.

          (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

     (D)  PL Capital

          (a)-(b) See cover page.

          (c) PL Capital has made no purchases or sales of Common Stock directly.

          (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

     (E)  Goodbody/PL LLC

          (a)-(b) See cover page.

          (c) Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

          (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

     (F)  Mr. John Palmer

          (a)-(b) See cover page.

          (c) Mr. Palmer has made no purchases or sales of Common Stock directly.

CUSIP No. 152418109                                          Page 17 of 20 Pages

     (G)  Mr. Richard Lashley

          (a)-(b) See cover page.

          (c) Mr. Lashley has made no purchases or sales of Common Stock in the last 60 days.

     (H)  Mr. Richard Fates

          (a)-(b) See cover page.

          (c) Mr. Fates has made no purchases or sales of Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Financial Edge Fund has agreed to indemnify Mr. Fates for all costs and expenses arising out of or related to his nomination for election as a director of Central Bancorp. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

No.       Description
---       -----------
 1        Joint Filing Agreement.*
 2        Letter from The PL Capital Group to the Company, dated July 31, 2001.*
 3        Letter from The PL Capital Group to the Company, dated October 25,
          2001.*
 4 Letter from The PL Capital Group to John Doherty and Joseph Doherty, dated February 7, 2002.*
 5 Letter from The PL Capital Group to John Doherty, Joseph Doherty and the Joseph Doherty Family Limited Partnership, dated February 22, 2002.*
 6 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated March 1, 2002.*
 7 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated May 22, 2002.*
 8 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated June 6, 2002.*
 9        Letter from Richard J. Lashley to the Company, dated June 14, 2002.*

CUSIP No. 152418109                                          Page 18 of 20 Pages


10 Letter from The PL Capital Group to shareholders of the Company, dated July 11, 2002.*
11 Complaint filed in the District of Massachusetts federal court on October 1, 2002.*
12 Shareholder Derivative Demand Letter from Richard Lashley and PL Capital to the Company's Board of Directors, dated January 16, 2003.*
______________

*Filed with an earlier-filed version of this Schedule 13D.

CUSIP No. 152418109                                          Page 19 of 20 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2003

                                  ----------------------------------------------
                                  FINANCIAL EDGE FUND, L.P.

                                  By: PL CAPITAL, LLC
                                      General Partner

                                  By: /s/ John Palmer   /s/ Richard Lashley
                                      John Palmer       Richard Lashley
                                      Managing Member   Managing Member

                                  ----------------------------------------------
                                  FINANCIAL EDGE-STRATEGIC FUND, L.P.

                                  By: PL CAPITAL, LLC
                                      General Partner

                                  By: /s/ John Palmer   /s/ Richard Lashley
                                      John Palmer       Richard Lashley
                                      Managing Member   Managing Member

                                  ----------------------------------------------
                                  PL CAPITAL, LLC

                                  By: /s/ John Palmer   /s/ Richard Lashley
                                      John Palmer       Richard Lashley
                                      Managing Member   Managing Member

                                  ----------------------------------------------
                                  GOODBODY/PL CAPITAL, L.P.

                                  By: GOODBODY/PL CAPITAL, LLC
                                      General Partner

                                  By: /s/ John Palmer   /s/ Richard Lashley
                                      John Palmer       Richard Lashley
                                      Managing Member   Managing Member

                                  ----------------------------------------------

CUSIP No. 152418109                                          Page 20 of 20 Pages


                                  ----------------------------------------------
                                  GOODBODY/PL CAPITAL, LLC

                                  By: /s/ John Palmer   /s/ Richard Lashley
                                      John Palmer       Richard Lashley
                                      Managing Member   Managing Member

                                  ----------------------------------------------



--------------------------------------

By: /s/ John Palmer
    John Palmer

--------------------------------------

By: /s/ Richard Lashley
    Richard Lashley

--------------------------------------

By: /s/ Richard Fates
    Richard Fates

--------------------------------------